SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-6440

                           NOTIFICATION OF LATE FILING

(Check one):

/X/ Form 10-K and Form 10-KSB
/ / Form 11-K
/ / Form 20-F
/ / Form 10-Q and Form 10-QSB
/ / Form N-SAR

For Period Ended: DECEMBER 31, 1999
                  ------------------

/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE
                                                          ----------------------


                                     PART I
                             REGISTRANT INFORMATION

Q-SEVEN SYSTEMS, INC.
(Full name of registrant)

MITTELSTRASSE 11-13
40789 MONHEIM, GERMANY
(Address of Principal Executive Offices)

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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     IN ORDER TO COMPILE THE FINANCIAL STATEMENTS REQUIRED FOR INCLUSION IN FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1999, FINANCIAL DATA AND OTHER
INFORMATION HAD TO BE OBTAINED FROM SEVERAL DIFFERENT SOURCES. THESE CIRCUMSTANCES HAVE MADE IT DIFFICULT FOR JONES, JENSEN & COMPANY, THE REGISTRANT'S AUDITORS, TO OBTAIN ALL DATA AND INFORMATION NECESSARY TO COMPLETE ON TIME THE AUDIT OF THE REGISTRANT'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999. CONSEQUENTLY, JONES, JENSEN & COMPANY HAS NOT YET BEEN ABLE TO COMPLETE THE AUDIT. WITHOUT AUDITED FINANCIAL STATEMENTS THE REGISTRANT HAS BEEN UNABLE TO COMPLETE CERTAIN OTHER ITEMS OF FORM 10-KSB. IN ADDITION, THE REGISTRANT HAS BEEN UNABLE WITHOUT UNREASONABLE EFFORT OR EXPENSE TO OBTAIN ON TIME CERTAIN OTHER INFORMATION TO BE INCLUDED IN ITS FORM 10-KSB.


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

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

  PHILIPP KRIEPENDORF                                   011-49-2173-39220
-----------------------                           ------------------------------
(Name)                                            (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  /X/ Yes / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  /X/ Yes / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     DUE TO A PREVIOUSLY REPORTED ACQUISITION, THE BUSINESS OF THE REGISTRANT HAS CHANGED CONSIDERABLY. AS A RESULT OF THIS CHANGE, THE REGISTRANT'S NET INCOME FROM OPERATIONS HAS INCREASED FROM $-92,344 (FOR THE YEAR ENDED DECEMBER 31, 1998) TO ESTIMATED $24,000 (FOR THE YEAR ENDED DECEMBER 31, 1999). THE REGISTRANT'S REVENUES HAVE INCREASED FROM $104,017 (FOR THE YEAR ENDED DECEMBER 31, 1998) TO ESTIMATED $1,200,000 (FOR THE YEAR ENDED DECEMBER 31, 1999). THE REGISTRANT'S TOTAL ASSETS HAVE INCREASED FROM $9,744 (AT DECEMBER 31, 1998) TO ESTIMATED $380,000 (AT DECEMBER 31, 1999).

                              Q-SEVEN SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned therunto duly authorized.

     Date: March 31, 2000                           By: /s/ Philipp Kriependorf
                                                        ------------------------
                                                        Philipp Kriependorf
                                                        President


                                    ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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

                                INDEX TO EXHIBITS

EXHIBIT NUMBER          DESCRIPTION

99.1                    Letter from Jones, Jensen & Company dated March 29, 2000


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